UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                NATCO GROUP, INC.
                                -----------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   63227W 20 3
                                 --------------
                                 (CUSIP Number)



                                December 31, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)



-----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------

1.  Names of Reporting Person           CAPRICORN INVESTORS II, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization   DELAWARE
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power                   0
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power         3,089,589
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power              0
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power    3,089,589
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      3,089,589

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [X]

11. Percent of Class Represented by Amount in Row (9)        19.46%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
        PN










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                               Page 2 of 10 Pages

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------

1.  Names of Reporting Person           CAPRICORN HOLDINGS, LLC
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization   DELAWARE
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power                   0
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power         3,089,589
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power              0
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power    3,089,589
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      3,089,589

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [X]

11. Percent of Class Represented by Amount in Row (9)        19.46%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
        OO










--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------

1.  Names of Reporting Person           CAPRICORN HOLDINGS, INC.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization   DELAWARE
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power                   0
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power         1,835,951
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power              0
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power    1,835,951
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,835,951

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [ ]

11. Percent of Class Represented by Amount in Row (9)        11.56%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
        CO










--------------------------------------------------------------------------------

                               Page 4 of 10 Pages

CUSIP NO. 63227W 20 3
--------------------------------------------------------------------------------

1.  Names of Reporting Person           HERBERT S. WINOKUR, JR.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization   USA
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power           4,960,968
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power                 0
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power      4,960,968
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power            0
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      4,960,968

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [X]

11. Percent of Class Represented by Amount in Row (9)        31.25%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
        IN










--------------------------------------------------------------------------------

                               Page 5 of 10 Pages

Item 1.
         (a) Name of Issuer:

                  NATCO Group, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  2950 North Loop West
                  7th Floor
                  Houston, TX  77092

Item 2.
         (a) Name of Persons Filing:

                  Capricorn Investors II, L.P.
                  Capricorn Holdings, LLC
                  Capricorn Holdings, Inc.
                  Herbert S. Winokur, Jr.

         (b) Address of Principal Business Office or, if none, Residence:

                  The principal business office of all of the filing parties is 30 East Elm Street, Greenwich, CT 06830.

         (c)  Citizenship:

                  Capricorn Investors II, L.P. is a Delaware limited partnership. Capricorn Holdings, LLC is a Delaware limited liability company and the general partner of Capricorn Investors II, L.P. Capricorn Holdings, Inc. is a Delaware corporation. Herbert S. Winokur, Jr. is a citizen of the United States.

         (d) Title of Class of Securities:

                  Common stock, par value $0.01 per share.

         (e) CUSIP Number:

                  63227W 20 3

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                               Page 6 of 10 Pages

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
         (h) [ ] A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 4,960,968 shares.

         (b) Percent of class: 31.25%.

         (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 4,960,968 shares.

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     4,960,968 shares .

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-.

Item 5.  Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                  SEE EXHIBIT 1

                               Page 7 of 10 Pages

Item 8.  Identification and Classification of Members of the Group.

                                 NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10.  Certification.

                                 NOT APPLICABLE

                              Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2004               CAPRICORN INVESTORS II, L.P.

                                       By:  CAPRICORN HOLDINGS, LLC, its General
                                       Partner


                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


Dated:  February 6, 2004               CAPRICORN HOLDINGS, LLC



                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


Dated:  February 6, 2004               CAPRICORN HOLDINGS, INC.



                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: President



Dated:  February 6, 2004                   /s/ HERBERT S. WINOKUR, JR.
                                           -------------------------------------
                                           Herbert S. Winokur, Jr.

                               Page 9 of 10 Pages

                                    EXHIBIT 1

                              EXPLANATION OF ITEM 7

         This Schedule 13G (Amendment No. 1) is being filed by Capricorn Investors II, L.P., a Delaware limited partnership ("Capricorn II"), Capricorn Holdings, LLC, a Delaware limited liability company and the general partner of Capricorn II ("Holdings LLC"), Capricorn Holdings, Inc., a Delaware corporation ("Holdings Inc.") and Herbert S. Winokur, Jr. ("Mr. Winokur") (collectively, the "Filing Parties"). Of the 4,960,968 shares reported as beneficially owned by Mr. Winokur and the other Filing Parties, 3,096,089 such shares are owned directly by Capricorn II (of which 3,087,021 shares are issued and outstanding and 9,068 shares are issuable upon exercise of presently exercisable options), 2,500 shares constituting restricted shares are held by Mr. Winokur for the benefit of Capricorn II, 1,835,951 shares are owned directly by Holdings Inc. and 26,428 such shares are owned directly by Mr. Winokur. The shares beneficially owned by Capricorn II do not include 2,766 shares issuable upon exercise of options held by Capricorn II that are not currently exercisable. As general partner of Capricorn II, Holdings LLC is the indirect beneficial owner of the shares owned directly by Capricorn II. As the manager of Holdings LLC and the sole stockholder of Holdings Inc., Mr. Winokur may be deemed to control each of them and, in such capacities, possesses voting and dispositive power over the shares held by Capricorn II and Holdings Inc. Accordingly, Mr. Winokur may be deemed the beneficial owner of all of the shares reported as beneficially owned by the Filing Parties. A joint filing agreement among the Filing Parties was filed as
Exhibit 2 to their Schedule 13G filed February 5, 2003.

                              Page 10 of 10 Pages